

Mail Stop 3561

May 7, 2010

Ms. Rachel Stark-Cappelli
Chief Executive Officer
Obscene Jeans Corp.
1522 Romallo Lane
Sarasota, FL 34232

> **RE:** **Obscene Jeans Corp.**
> **Registration Statement on Form S-1**
> **File No. 333-166064**
> **Filed April 14, 2010**

Dear Ms. Stark-Cappelli:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please revise the cover page to indicate, consistent with your disclosure elsewhere, that your offering will be conducted at a fixed price for the duration of the offering.

2.   In the second full paragraph you indicate the offering will continue for the "longer of" 90 days or until such time as all of the shares have been sold. It appears that this should be "earlier of" which is consistent with the disclosure elsewhere. Please advise or revise.

3.   We note that you have provided part of the "subject to completion" language from Item 502(b)(10) of Regulation S-K. Please provide the entire language required by this Item.

4.   We note your statement that the "information contained in [your] prospectus is accurate only as of the date … regardless of the time of delivery of th[e] prospectus or of any sale of [y]our common shares." Please remove the latter portion of this statement or advise why such statement is appropriate. Similar revisions should be made throughout the document. We direct your attention to the Item 512 undertakings regarding the company's duty to update information in the prospectus.

Summary Information, page 1

5.   Please revise to briefly indicate, as disclosed on pages 12 and 29, that you will need to raise an additional $500,000 to implement your business plan over the next 18 months and that the funds raised in this offering, even assuming you sell all the shares, will be insufficient to commercialize your product or develop your business strategy.

6.   Please reconcile the disclosure on page six that you will manufacture your products with the disclosure on pages nine and 23 that you plan to outsource the manufacturing of your products to contract manufacturers. Also, please reconcile the statement on page six that you will market and distribute your products with the disclosure on page 22, which indicates you will outsource this aspect of your business pursuant to sales agency or distribution agreements with independent agents. Please revise the disclosure throughout the prospectus accordingly.

Risk Factors, page 8

7.   Please revise to address potential barriers to entry into the high end boutique and department store sales channels associated with being a new entrant with no track record.

8.   Please expand upon your last risk factor on page 11 to discuss Ms. Stark-Cappelli's ability to accomplish or ratify actions at the shareholder level which would otherwise implicate her fiduciary duties if done at the board level. Also, please revise the statement that she "may" have control over you to indicate that

she will have control over you even if the maximum is raised in this offering or advise why such revision is unnecessary.

9.   Please provide the basis for the statement that "we anticipate 18 months of operational losses at approximately $7,000 per month before we can generate adequate cash flow to cover operations" or remove given the development stage of the company and that there is no guarantee you will be able to generate revenues much less achieve sufficient cash flow to cover operations. We note similar disclosure on page 29.

10.   Please revise to consolidate the risk factor on page 15 beginning "As we may be unable to create or sustain a market …" with the risk factor on page 14 beginning "Because there is no public market …" or revise to more clearly explain the unique risks addressed in each paragraph.

11.   On page 16 you indicate you "do not know whether [y]our securities will be registered or exempt from registration under the laws of any state." Please explain.

Use of Proceeds, page 17

12.   Please disclose the use of proceeds if you raise less than 25% of the offering.

13.   Please revise to address Instruction 3 to Item 504 of Regulation S-K or include a cross reference to such discussion.

Dilution of the Price you Pay for Your Shares, page 18

14.   Please revise the three tables on page 18 to more clearly present the information required by Item 506 of Regulation S-K assuming all, 75%, 50, and 25% of the shares are sold.

Business Description, page 22

15.   Your current disclosure does not appear to address the design stage of your business plan. Please revise to address who will design your clothes, where such design work will be done, and under what contractual terms. In addition, revise to address how long such design process will take and any plans the company has to test its designs prior to marketing or producing. Please revise to indicate whether Ms. Stark-Cappelli has any design experience.

16.   With a view to disclosure, please advise whether the discussion under Market on page 25 is entirely pulled from the same May 22, 2009 Los Angeles Times article and clarify whether the reference to NPD Group was contained with such article.

17.   Please provide support for your page 26 statement that the industry is fragmented. In addition, provide bases for the beliefs expressed in the page 26 paragraph beginning "We believe that our competitive strengths …"

18.   Please revise your page 26 statement that you will need to "continue developing our relationships with major distributors." It does not appear that you have any relationships currently.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

19.   Please remove the reference to "revenues" generated from the proceeds of loans on page 29, as loans are not characterized as revenues.

20.   The disclosure on pages 6 and 13 states that the $52,500 to be raised in this offering will be used to "formulate the business and marketing plan." Please provide a more detailed discussion of the formulation of the business and marketing plan. We may have further comment.

21.   You disclose on page 29 that you do not have adequate funds to satisfy your working capital requirements for the next twelve months and you also state that the proceeds from this offering will satisfy your cash requirements for up to 6 months. Given that there is no minimum to this offering, please disclose how long you can satisfy your working capital requirements based upon your current cash balance. Also, please update the cash on hand as of the most recent practicable date.

22.   Please clarify the heading "Projected Time Frame" in the milestones table. It appears that the milestones are dependent upon additional funding. Please provide clear disclosure as to the impact upon the timing of the milestones based upon the inability of the company to obtain additional funding. Also, please provide more specificity regarding the projected time frame for the milestones. For instance, it appears that some milestones are dependent upon the completion of an earlier milestone. However, you have only identified each time frame as either 0-9 months or 9-18 months. Lastly, please clarify whether you will implement parts of your milestones to the extent you are able to raise some funding but less than the $500,000.

23.   We note the statement on page 31 that your sole officer and director "undertakes to provide [you] with initial operating and loan capital to sustain [y]our business plan over the next eighteen (18) months." Please advise us of the meaning of this statement. If she is contractually obligated to advance you funds, revise to file the agreement(s); if no such agreement is in place, revise your disclosure to address the enforceability of such undertaking and the possibility that she would decline

to advance funds. Also, given your future capital needs, estimated at $500,000, revise to address her ability to make such advances and which expenses she has agreed to cover for the next 18 months.

24.   Please provide a basis for your page 32 statement that you believe you may be able to issue notes or debt in order to start executing your business plan.

25.   Please file any document evidencing your officer's agreement to refrain from drawing a salary. If no agreement exists, revise to state so.

26.   We note your statement on page 32 that "the current funds available to the Company will not be sufficient to continue maintaining a reporting status." Please add a risk factor.

Management, page 35

27.   Please revise to provide the disclosure contemplated by Item 401(e) of Regulation S-K. In addition, please confirm that your disclosure under "Other Directorships" covers the time period required by Item 401.

28.   Please disclose the amount and percent of time Ms. Stark-Cappelli currently devotes to the company.

29.   Please expand your page 36 disclosure to address how you analyzed the conclusion "that you do not foresee a direct conflict of interests with [y]our sole officer and director" given your current structure.

30.   Please revise the disclosure throughout to more consistently and accurately present information with respect to your board. We note, for example, references to your "Board of Directors" and actions being "undertaken by the entire board as a whole" despite the fact that your board consists of only one person, who is also an officer and controlling shareholder. Please substantially revise this section to address.

31.   Please clarify the reference to Black Hawk in your disclosure.

Where You Can Find More Information, page 42

32.   We note your statement that if a "contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify [it] ... [and] you must review the exhibits themselves for a complete description of the contract or document." Please revise to remove this statement or disclose that you have summarized all material terms associated with these exhibits.

Financial Statements

General

33.   Please provide a currently dated consent in any amendment and ensure the
        financial statements are updated as required by Article 8-08 of Regulation S-X.

Part II

Recent Sales of Unregistered Securities

34.   It was unclear how your discussion beginning "Each prospective investor was
        given …" matches the transaction described in this section given that the only
        investor was the founder. Please advise or revise.

Exhibits

Exhibit 4

35.   The Specimen Stock Certificate of Obscene Jeans Corp. you filed appears to be
        for a Pennsylvania corporation named Clarion County Community Bank and not
        yours. Please revise to file a form of the company's stock certificate.

Exhibit 99

36.   This document appears to be a subscription agreement for a private offering. It
        was unclear how it related to your current offering and whether you would require
        investors to sign such agreement prior to investing. Please advise us of the
        purpose of this agreement. We may have further comments.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

    cc.   William MacDonald
                (604) 681-4760